Exhibit 99.1

Suite 3400 – 666 Burrard St. Vancouver, BC, V6C 2X8 Tel: (604) 696-3000 Fax: (604) 696-3001

Toronto Stock Exchange: G	New York Stock Exchange: GG

GOLDCORP TO HOST INVESTOR DAY

VANCOUVER, BRITISH COLUMBIA, May 20, 2008 – GOLDCORP INC. will hold an Investor Day on May 21st to provide information on its major mining operations and projects.

The Company’s Red Lake mine will present progress of underground infrastructure development that will provide the foundation for the next phase of production growth from the world’s richest gold mine.  Recent results from the mine’s $32 million 2008 drilling program will also be highlighted, with particular emphasis on five priority target areas: the deep high grade zone, deep Campbell, party wall, RLC sulfides, and surface mining targets.

Discussions of Goldcorp’s Mexican gold mines will center on the successful ramp-up of commercial production at Los Filos mine.    First quarter 2008 gold production from the open pit totaled 45,000 ounces at a total cash cost of $273 per ounce.  Ore mining, solution processing and gold recovery rates have ramped up in line with expectations.  Annual gold production over the mine’s 10-year life is expected to average 300,000 ounces at low cash costs.

In Guatemala, positive production trends at Marlin mine are increasingly contributing to Goldcorp’s growth profile.  Underground tonnes mined and mill throughput rates are routinely meeting or exceeding expectations.  Exploration at Marlin has led to the successful replacement of mined ounces, and enhancements of gold and silver recoveries remain underway.

Management will also detail progress within the Company’s outstanding pipeline of gold projects.  Goldcorp’s track record of delivering superior project returns through disciplined investment and project execution will be illustrated through recent successes at its Peñasquito project in Zacatecas, Mexico and the Éléonore project in Quebec, Canada.

Construction at Peñasquito remains on time and on budget, as underscored by the earlier-than-expected pouring of first gold from oxides on May 8th.  Ore placement to the pad is approaching two million tonnes, and preliminary leaching and recovery data are meeting expectations.  Sulfide mill construction remains on track.  Exploration successes, both within the Peñasquito pit shells and at regional targets Nochebuena and Saltillito, support the still-growing potential at this massive deposit.

At the Éléonore gold project, recent vein discoveries have shifted the centroid of the known deposit deeper and to the north.  Geologic modeling is underway to test a deep high grade zone discovery.  Management will discuss planned investments to better explore these opportunities and to accelerate feasibility and infrastructure development activities.  These investments include power lines, upgraded camp facilities, air and land access, infrastructure and the sinking of an exploration shaft.

Other exploration successes will be highlighted, including recent discoveries at Musselwhite mine in Ontario and Escobal in Guatemala.

To access a live webcast of Goldcorp’s Investor Day presentation, please visit www.goldcorp.com.  The presentation will begin Wednesday, May 21st at 8:00 am (ET).  All slides used during the Investor Day will also be available on the website at that time.

Goldcorp is the lowest-cost and fastest growing multi-million ounce gold producer with operations throughout the Americas.  Its gold production remains 100% unhedged.

Cautionary Note Regarding Forward-Looking Statements

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those with respect to the price of gold, silver, copper, zinc and lead, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Goldcorp to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the integration of acquisitions, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, silver and copper, zinc and lead as well as those factors discussed in the section entitled “General Development of the Business – Risks of the Business” in Goldcorp’s Form 40-F on file with the Securities and Exchange Commission in Washington, D.C. and Goldcorp’s Annual Information Form on file with the securities regulatory authorities in Canada. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

For further information, please contact:

Jeff Wilhoit Vice President, Investor Relations Goldcorp Inc. Telephone: (604) 696-3074 Fax: (604) 696-3001	e-mail: info@goldcorp.com website: www.goldcorp.com